JONES LANG LASALLE®

Real value in a changing world

Supplemental Information
Second Quarter 2008 Earnings Call

Q2 2008 Revenue performance

($ in millions)


AMERICAS
6%
$179
$190
2007
2008
EMEA
20%
$197
$236
2007
2008
CONSOLIDATED
(2%)
$676
$660
2007*
2008
ASIA PACIFIC
(33%)
$211
$142
2007*
2008
LIM
(3%)
$95
$93
2007
2008

* Includes Asia Pacific Hotels advisory fee

JONES LANG LASALLE

YTD Q2 2008 Revenue performance

($ in millions)

AMERICAS


11%
$327
$364
2007
2008

EMEA


12%
$374
$419
2007
2008

ASIA PACIFIC


(13%)
$298
$259
2007*
2008

LIM


4%
$174
$180
2007
2008

CONSOLIDATED


5%
$1,166
$1,223
2007*
2008

* Includes Asia Pacific Hotels advisory fee

Q2 2008 Capital Markets and Hotels revenue

($ in millions)

AMERICAS


19%
(40%)
$20.9
$24.9
$14.9
2006
2007
2008

EMEA


35%
(26%)
$50.6
$68.1
$50.4
2006
2007
2008

ASIA PACIFIC


62%
(30%)
$13.4
$21.7
$15.1
2006
2007*
2008

CONSOLIDATED


35%
(30%)
$84.9
$114.7
$80.4
2006
2007*
2008

* Excludes Asia Pacific Hotels advisory fee

Jones Lang LaSalle®

YTD Q2 2008 Capital Markets and Hotels revenue

($ in millions)


AMERICAS
30%
(50%)
$35.2
$45.8
$22.7
2006
2007
2008


EMEA
75%
(37%)
$83.5
$146.0
$91.9
2006
2007
2008


ASIA PACIFIC
74%
(33%)
$19.4
$33.8
$22.5
2006
2007*
2008


CONSOLIDATED
63%
(39%)
$138.1
$225.6
$137.1
2006
2007*
2008

* Excludes Asia Pacific Hotels advisory fee

Jones Lang LaSalle

Q2 2008 Leasing revenue

($ in millions)


AMERICAS
17%
32%
$59.8
$51.1
$38.8
2006
2007
2008


EMEA
23%
36%
$64.1
$52.2
$38.3
2006
2007
2008


ASIA PACIFIC
32%
44%
$39.4
$29.8
$20.7
2006
2007
2008


CONSOLIDATED
23%
36%
$163.3
$133.1
$97.9
2006
2007
2008

JONES LANG LASALLE®

YTD Q2 2008 Leasing revenue

($ in millions)

AMERICAS


27%
37%
$117.0
$92.3
$67.3
2006
2007
2008

EMEA


25%
30%
$109.6
$87.6
$67.2
2006
2007
2008

ASIA PACIFIC


42%
35%
$66.7
$46.9
$34.8
2006
2007
2008

CONSOLIDATED


29%
34%
$293.3
$226.8
$169.3
2006
2007
2008

Q2 2008 LaSalle Investment Management revenue

($ in millions)

ADVISORY AND TRANSACTION FEES


32%
$78.8
$59.7
2007
2008

INCENTIVE FEES


$29.8
$13.0
2007
2008

EQUITY EARNINGS


$5.7
$0.9
2007
2008

CONSOLIDATED


$95.2
$92.7
2007
2008

YTD Q2 2008 LaSalle Investment Management revenue

($ in millions)

ADVISORY AND TRANSACTION FEES


33%
$116.2
$155.1
2007
2008

INCENTIVE FEES


$51.7
$26.2
2007
2008

EQUITY EARNINGS (LOSS)


$6.0
2008
2007
($1.2)

CONSOLIDATED


$173.9
$180.1
2007
2008

Jones Lang LaSalle®

Q2 & YTD Q2 2008 Acquisition revenue

Contribution from 2007 and 2008 Acquisitions to 2008 Results

($ in millions)


$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
$56.7
$7.0
$1.3
$48.4
$96.3
$8.8
$1.6
$85.9
Q2 2008
YTD Q2 2008
Expenses
Integration Costs
EBITDA

Cost initiatives

Acquisitions continue to drive expense increase

- Aggressive management of discretionary spend
- Hiring freeze in most markets / staff redeployment to growth markets / selective staff reductions
- Moving to more highly variable compensation structures e.g. Americas leasing, Staubach and Kemper's in EMEA
- G-5: World Standard business Operations
  - Centralized finance operations for the UK and a number of other European countries to new shared service operation in Warsaw, Poland
  - Across EMEA, HR and CRM functions being supported by new PeopleSoft technology platform
    - Incremental YTD Q2 costs are $4M, with full year expected to be $5M.
    - 2009 operating expense savings expected to be nearly $2M and $2.6M annually thereafter

Q2 2008 EBITDA performance

($ in millions)

AMERICAS


$25.2
$18.1
2007
2008

EMEA


$19.2
$9.2
2007
2008

ASIA PACIFIC


$46.0
$8.2
2007*
2008

LIM


$29.3
$22.0
2007
2008

CONSOLIDATED


$122.7
$55.3
2007*
2008

* Includes Asia Pacific Hotels advisory fee

YTD Q2 2008 EBITDA performance

($ in millions)

AMERICAS


$37.6
$25.3
2007
2008

EMEA


$38.3
$8.2
2007
2008

ASIA PACIFIC


$44.9
$3.2
2007*
2008

LIM


$47.6
$42.6
2007
2008

CONSOLIDATED


$174.3
$76.9
2007*
2008

* Includes Asia Pacific Hotels advisory fee

JONES LANG LASALLE